Exhibit 99.1

Alibaba Group Announces the Results of a Non-Disciplinary Review by the Hong Kong Takeovers and Mergers Panel

The Hong Kong Takeovers and Mergers Panel (the “Panel”) ruled on April 23, 2016 in a non-disciplinary review of Alibaba Group’s 2014 investment into CITIC 21CN Company Limited (HKSE stock code: 241), which was re-named Alibaba Health Information Technology Limited (“Alibaba Health”), that there was a breach of Rule 25 of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”).  The full text of Rule 25 of the Takeovers Code states:

“Except with the consent of the Executive, neither the offeror nor any person acting in concert with it may make any arrangements with shareholders or enter into arrangements to purchase or sell securities of the offeree company, or which involve acceptance of an offer, either during an offer or when an offer is reasonably in contemplation or for 6 months after the close of such offer if such arrangements have favourable conditions which are not to be extended to all shareholders.”

The Panel ruled that the breach causes the whitewash waiver granted by the Hong Kong Securities and Futures Commission in connection with the investment to be invalidated, and this in turn results in a mandatory general offer obligation arising unless such obligation is waived.

The Panel waived the requirement for Alibaba Group to undertake a mandatory general offer for the shares of Alibaba Health in view of Alibaba Health’s subsequent share price performance.

Alibaba Group notes that the closing share price of Alibaba Health on April 22, 2016 at HK$5.11 was 516% above the price immediately before the time that Alibaba Group first announced its investment in Alibaba Health, an increase that Alibaba Group believes has benefited shareholders of Alibaba Health.

Alibaba Group is evaluating a possible judicial appeal against the Panel’s finding of a breach as it believes that it has fully complied with the Takeovers Code in connection with its investment in Alibaba Health.  Alibaba Group understands that the Panel’s written ruling will be published in about two weeks.

Alibaba Group believes that the determination by the Panel will not affect Alibaba Health’s operations and it intends that Alibaba Health will continue to be the flagship healthcare subsidiary of Alibaba Group.